UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Table of Contents

Items:

1.	Other news.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

OTHER NEWS

Subject: Outcome of Board meeting held from February 15-17, 2024

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

In terms of Regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Board of Directors of ICICI Bank Limited (“the Bank”) at its meeting concluded today, approved the appointment of Mr. Pradeep Kumar Sinha (DIN: 00145126), as an Additional (Independent) Director for a period of 5 years, with immediate effect, subject to the approval of shareholders.

Mr. G. C. Chaturvedi would retire as Non-Executive Part-time Chairman on close of business hours of June 30, 2024. The Board, therefore, approved the appointment of Mr. Sinha as the Non-executive Part-time Chairman with effect from July 1, 2024 or the date of approval from RBI, whichever is later for a period until February 16, 2029 in the vacancy caused by the retirement of Mr. Chaturvedi.

Brief profile of Mr. Pradeep Kumar Sinha is attached as Annexure. Mr. Sinha is not related to any Director of the Bank. We affirm that Mr. Pradeep Kumar Sinha is not debarred from holding the office of Director by virtue of any order of Securities and Exchange Board of India or any other such authority. The meeting commenced at 5:30 p.m. on February 15, 2024 and concluded at 1:15 p.m. on February 17, 2024.

We request you to take note of the above.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Annexure A

Profile: Mr. Pradeep Kumar Sinha (DIN: 00145126)

Mr. Pradeep Kumar Sinha joined the Indian Administrative Service in 1977 after completing his Masters in Economics from the Delhi School of Economics in 1976. He had graduated in Economics (Honours) from St. Stephens College, Delhi. While in service, he completed M. Phil in Social Sciences in 1991 and was a Visiting Fellow in University of Oxford during 1999. He has also attended prestigious programmes, such as, on ‘Mergers and Acquisitions’ in University of Stanford and on 'Leaders in Development' in Harvard University.

In the formative years, he served in the State of Uttar Pradesh, whereafter he served mostly in the Government of India and rose to the highest position of Cabinet Secretary, the head of civil services. He served as the Cabinet Secretary for more than 4 years before moving to the Prime Minister’s Office. He retired from there in March 2021 after 44 years of continuous service to the nation.

In the Govt. of India, he worked mostly in the Power and Oil & Gas (Petroleum) Ministries for about 15 years. Notable positions held in Gov’t of India include: Financial Advisor and Special Secretary, Petroleum and Natural Gas; Secretary, Ports and Shipping; and Secretary, Power.

He has been a Government Nominee Director in numerous major Public Sector Undertakings and is therefore well versed with the principles of healthy corporate governance. These include ONGC, IOCL, HPCL, BPCL, GAIL, etc. In particular, he was on the Board of Indian Oil Corporation (IOCL) for about 7 years at a stretch and similarly on the Boards of BPCL and HPCL for about 6 years each.

By virtue of his experience, he has developed expertise in the sectors of Energy, Infrastructure, Transport, Urban Development and Finance.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	February 17, 2024	By:	/s/Prachiti Lalingkar
			Name :	Prachiti Lalingkar
			Title :	Company Secretary